FINANCIAL STATEMENTS

ACREX VENTURES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

September 30, 2006

1.  NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

2.  STATEMENT OF EARNINGS AND DEFICIT

3.  BALANCE SHEET

4.  STATEMENT OF CASH FLOWS

5.  NOTES TO FINANCIAL STATEMENTS

Notice of No Auditor Review of Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared by management and approved by the Audit Committee and the Board of Directors.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

ACREX Ventures Ltd.

STATEMENT OF EARNINGS AND DEFICIT

Unaudited - See Notice to Reader

Three months ended September 30,			Nine months ended September 30,
	2006	2005	2006	2005
EXPENSES
Management fees	$34,500	34,500	$103,500	103,500
Investor relations	30,299	32	79,127	19,990
Promotion and travel	16,127	17,317	54,275	32,120
Office and general	10,815	8,377	39,581	25,765
Legal	9,390	6,963	35,621	47,435
Advertising	3,583	2,621	22,859	19,536
Filing fees	220	-	22,648	18,679
Accounting	-	2,500	17,250	15,130
Consulting	-	26,879	13,400	27,279
Rent	4,670	1,280	10,010	6,620
Transfer agent fees	1,565	3,660	9,441	8,151
Insurance	-	738	2,500	1,363
Directors fees - stock based compensation	-	45,986	-	45,986
	111,169	150,853	410,212	371,554
Net loss before other items and income taxes	(111,169)	(150,853)	(410,212)	(371,554)
OTHER ITEMS
Interest income	16,723	2,799	23,887	5,914
Write-down of marketable securities	-	-	-	(6,750)
Gain on sale of mineral property	-	94,999	-	94,999
Loss on termination of mineral property option	(15,256)	(96,633)	(15,256)	(96,633)
	1,467	1,165	8,631	(2,470)
Net loss before income taxes	(109,702)	(149,688)	(401,581)	(374,024)
Future income tax recovery	-	-	-	22,263
Income taxes	-	-	-	(3,125)
NET LOSS	(109,702)	(149,688)	(401,581)	(354,886)
Deficit, beginning of period	(4,583,597)	(3,986,888)	(4,291,718)	(3,781,690)
DEFICIT, end of period	$(4,693,299)	(4,136,576)	$(4,693,299)	(4,136,576)
LOSS PER SHARE - BASIC	$0.00	(0.01)	$(0.02)	(0.02)
WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	26,593,175	19,452,404	23,685,627	16,790,769

ACREX Ventures Ltd.

BALANCE SHEET

Unaudited - See Notice to Reader

	September 30,	December 31,
	2006	2005
ASSETS
Current
Cash and short-term investments	$1,000,890	408,332
Marketable securities	16,000	16,000
Other receivables	29,807	11,667
Prepaid expenses and deposits	3,500	-
	1,050,197	435,999
Mineral properties [Note 2]	1,421,690	1,152,693
	$2,471,887	1,588,692
LIABILITIES
Current
Accounts payable	$13,059	33,306
SHAREHOLDERS' EQUITY
Share capital [Note 3]	6,959,119	5,629,706
Contributed surplus [Note 4]	193,008	217,397
Deficit	(4,693,299)	(4,291,717)
	2,458,828	1,555,386
	$2,471,887	1,588,692

APPROVED ON BEHALF OF THE BOARD:

"T.J. MALCOLM POWELL"

"CARL R. JONSSON"

Director

Director

ACREX Ventures Ltd.

STATEMENT OF CASH FLOWS

Unaudited - See Notice to Reader

Three months ended September 30,			Nine months ended September 30,
	2006	2005	2006	2005
OPERATIONS
Net loss	$(109,702)	(149,688)	$(401,581)	(354,886)
Add (deduct) items not involving cash:
Stock-based compensation	-	45,986	13,400	52,262
Loss on termination
of mineral property option	15,256	96,633	15,256	96,633
Write-down of marketable securities	-	-	-	6,750
Future income tax recovery	-	-	-	(22,263)
Gain on sale of mineral property	-	(94,999)	-	(94,999)
	(94,446)	(102,068)	(372,925)	(316,503)
Changes in non-cash working capital balances:
Decrease (increase) in other receivables	(11,058)	5,647	(18,140)	3,765
Decrease (increase) in prepaid expenses	-	7,376	(3,500)	(6,902)
Increase (decrease) in accounts payable	(21,098)	(40,975)	(20,249)	(40,289)
	(126,602)	(130,020)	(414,814)	(359,929)
FINANCING
Shares issued for cash	32,500	-	1,291,624	660,199
INVESTING
Mineral properties:
Acquisition costs	(16,248)	(5,000)	(56,029)	(10,000)
Exploration expenditures	(126,864)	(70,814)	(228,224)	(164,972)
Proceeds on sale of mineral property	-	65,000	-	65,000
	(143,112)	(10,814)	(284,253)	(109,972)
Increase in cash	(237,214)	(140,834)	592,557	190,298
Cash and short-term investments,
beginning of period	1,238,104	560,363	408,332	229,231
CASH AND SHORT-TERM
INVESTMENTS, end of period	$1,000,890	419,529	$1,000,889	419,529

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2006

Unaudited - See Notice to Reader

1.  NATURE OF OPERATIONS

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for the Company's annual financial statements.  The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, unless otherwise mentioned, and should be read in conjunction with those statements.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

2.  MINERAL PROPERTIES

		Spanish	Nachako
	Michaud	Mountain	Finger Lake	Total
Acquisition costs
Balance, beginning of period	$25,000	10,500	-	35,500
Acquisition costs	25,000	21,248	9,781	56,029
Less: termination of
mineral property option	-	-	(9,781)	(9,781)
Balance, end of period	50,000	31,748	-	81,748
Exploration costs
Balance, beginning of period	1,101,538	15,656	-	1,117,194
Drilling	50,003	96,350	-	146,353
Assays	2,535	22,702	1,397	26,634
Consulting	7,370	15,375	2,200	24,945
Other	-	15,149	376	15,525
Field Support	7,866	-	-	7,866
Field Vehicles	-	5,398	1,502	6,900
Less: termination of
mineral property option	-	-	(5,475)	(5,475)
Balance, end of period	1,169,312	170,630	-	1,339,942
	$1,219,312	202,378	-	1,421,690

Michaud gold claims, Ontario, Canada - On November 26, 2004, the Company entered into a Joint Venture Agreement with Porcupine Mines Inc. ("Moneta") for a 50% interest in the exploration, development and mining of certain mineral claims in the Michaud Township, Ontario, Canada.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2006

Unaudited - See Notice to Reader

2.  MINERAL PROPERTIES (continued)

The agreement also includes terms for the acquisition of additional mineral claims within an area of interest.  Pursuant to these provisions, the Company has agreed with Moneta to acquire 50% of the net 75% interest (i.e. a net 37.5% interest) in three adjoining mineral claims known to the parties as the Dyment Claims - which cover approximately 48 hectares.  To reimburse Moneta for its costs of the original acquisition of interests in the Dyment Claims, the Company has agreed to pay Moneta $50,000, of which $25,000 has been paid and $25,000 must be paid by December 31, 2006.

Spanish Mountain claims, British Columbia, Canada - On July 23, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Spanish Mountain property, consisting of 8 mineral claims covering approximately 1,350 hectares located near Likely in Northeastern British Columbia, Canada.

Acrex may earn the interest by making certain cash payments and issuing shares to the Optionor as follows:

	Cash	Share
Due Date	Payment	Issuance
July 25, 2005 (completed)	$5,000	50,000
April 25, 2006 (completed)	5,000	-
July 25, 2006 (completed)	10,000	50,000
July 25, 2007	20,000	50,000
July 25, 2008	20,000	50,000
July 25, 2009	40,000	-
	$100,000	200,000

Nachako claims, British Columbia, Canada – On January 26, 2006 the Company signed a Letter of Intent (the “Letter”) with a prospector (the “Optionor”) giving it a right to negotiate option agreements on certain mineral claims, covering a total of approximately 1,200 Units (approximately 25,000 hectares) in the north central area of British Columbia.  The Company earned the rights by paying the costs (aggregating $9,781) of the Optionor filing mineral claims over the areas.

The Company terminated its option on the Nachako claims by electing to not sign the formal option agreement with the Optionor and the agreement accordingly expired effective July 31, 2006.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2006

Unaudited - See Notice to Reader

3.  SHARE CAPITAL

The Company has authorized share capital of an unlimited number of common voting shares without par value. Issued share capital is as follows:

	2006			2005
	Number	Amount	Number		Amount
Balance, beginning of period	20,115,991	$5,629,706	13,417,616		$4,931,283
Shares issued for cash and other:
Private placements	3,000,000	705,000	6,587,500		730,305
Warrants	2,804,315	514,697	-		-
Options	663,630	104,216	-		-
Property option payments	50,000	5,500	100,000		14,000
Finders fee	-	-	10,875		(23,619)
Future income taxes on expenditures
renounced to shareholders	-	-	-		(22,263)
Balance, end of period	26,633,936	$6,959,119	20,115,991		$5,629,706

Private placements - On May 1, 2006 the Company issued 3,000,000 units at $0.235 per unit for gross proceeds of $705,000 under a non-brokered private placement. Each unit consisted of one common share and one common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.30 until May 1, 2007.

Warrants - The Company has stock purchase warrants outstanding as follows:

	Outstanding				Outstanding
Exercise	December 31,				September 30,
Price	2005	Issued	Exercised	(Expired)	2006	Expiry date
$0.20	200,500	-	(125,250)	(75,250)	-	March 10, 2006
$0.20	600,000	-	-	(600,000)	-	March 24, 2006
$0.15	190,875	-	(190,875)	-	-	March 24, 2006
$0.18	2,428,440	-	(2,428,440)	-	-	May 16, 2006
$0.18	325,000	-	(50,000)	-	275,000	October 18, 2006
$0.30	-	3,000,000	-	-	3,000,000	May 1, 2007
	3,744,815	3,000,000	(2,794,565)	(675,250)	3,275,000

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2006

Unaudited - See Notice to Reader

4.  CONTRIBUTED SURPLUS

	2006	2005
Balance - beginning of period	$217,397	112,000
Stock-based compensation	13,400	105,397
Options and warrants exercised	(32,097)	-
Warrants expired	(5,692)	-
Balance - end of period	$193,008	217,397

5.  STOCK OPTION PLAN AND STOCK - BASED COMPENSATION

The Company has established a stock option plan for directors, employees, and service providers.

Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the pricing policies of the TSX Venture Exchange.  Options vest immediately when granted (unless otherwise specified) and expire five years from the date of the grant, unless the Board establishes more restrictive terms.

The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the corporation.

The following table summarizes the stock options outstanding at September 30, 2006:

Price	Number	Number	Expiry date
	Outstanding	Exercisable
$0.30	600,000	600,000	June 3, 2007
$0.28	565,000	565,000	November 4, 2008
$0.12	485,000	485,000	July 7, 2010
$0.12	100,000	100,000	October 13, 2010
$0.12	100,000	100,000	December 5, 2010
$0.30	100,000	- *	June 19, 2011
$0.30	50,000	50,000	June 29, 2011
	2,000,000	1,900,000

*  The 100,000 options do not become exercisable until December 5, 2006.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2006

Unaudited - See Notice to Reader

5.  STOCK OPTION PLAN (continued)

A summary of the changes in the Company's stock options for the period ended September 30, 2006 and year ended 2005 is presented below:

	2006			2005
		Weighted Average		Weighted Average
	Number	Exercise Price	Number	Exercise Price
Outstanding, beginning of period	2,520,380	$0.22	1,305,000	$0.29
Granted	150,000	0.30	835,000	0.12
Agent's options	-	-	520,380	0.12
Exercised	(663,630)	0.12	(140,000)	0.30
Cancelled or expired	(6,750)	0.12	-	-
Outstanding, end of period	2,000,000	$0.23	2,520,380	$0.22

The following table summarizes the information about stock options outstanding and exercisable at September 30, 2006:

		Weighted Average
Exercise Price	Number Outstanding	Remaining	Weighted Average
Per Share	At September 30, 2006	Contractual life	Exercise Price
$0.30 - 0.12	2,000,000	2.49 years	$0.23

The Company uses the Black-Scholes option pricing model to value stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following assumptions were used:

	Nine months ended	Nine months ended
	September 30, 2006	September 30, 2005
Risk free interest rate	4.47%	3.0%
Expected dividend yield	0%	0%
Expected stock price volatility	127%	88%
Expected life	5 years	1 year

During the nine months ended September 30, 2006, the grant-date fair value of options granted was $0.27 (2005: $0.08).

Total stock-based compensation expense in respect of stock options granted for the nine months ended September 30, 2006 was $13,400 (2005: $52,262).

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2006

Unaudited - See Notice to Reader

6.  RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $35,621 (2005: $47,435) from a law firm of which a director is a principal.

Accounts payable includes $452 (2005: $9,284) due to the law firm.

The Company incurred management fees of $81,000 (2005: $81,000) and equipment rental charges of $8,444 (2005: $7,547) from a company owned by a director.

The Company incurred management fees of $22,500 (2005: $22,500) from a company owned by a director.

7.  SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada in the Provinces of Ontario and Quebec.